

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 8, 2021

Biao (Luke) Lu
Chief Executive Officer
Color Star Technology Co., Ltd.
800 3rd Avenue, Suite 2800
New York, NY 10022

> **Re: Color Star Technology Co., Ltd.**
> **Form 20-F for the Fiscal Year Ended June 30, 2020**
> **Filed November 13, 2020**
> **File No. 333-226308**

Dear Mr. Lu:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 20-F for the Fiscal Year Ended June 30, 2020

Exhibit 12.1 and 12.2, page 1

1.	We note that your certifications do not include paragraph 4(b) related to internal control over financial reporting. It appears your annual report on Form 20-F for the fiscal year ended June 30, 2020 represents your second annual report and therefore you are no longer within the transition period. Pursuant to Question 246.13 of the Compliance and Disclosure Interpretations of Regulation S-K, please file an amendment that is limited to the cover page, explanatory note, signature page, and paragraphs 1, 2, 4, and 5 of the certification.

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Frank Knapp, Staff Accountant at (202) 551-3805 or Wilson Lee, Staff Accountant at (202) 551-3468 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Elizabeth Fei Chen